                      ELECTRONIC DATA SYSTEMS CORPORATION

                                EDS 401(K) PLAN
            (FORMERLY KNOWN AS THE EDS DEFERRED COMPENSATION PLAN)



                                   FORM 11-K


                                 ANNUAL REPORT
                     FOR THE YEAR ENDED DECEMBER 31, 2000



                               FILED PURSUANT TO
                                 SECTION 15(d)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549-1004

                                   FORM 11-K

      X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     ---   EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2000
                                            -----------------

                                      OR

           TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES
     ---   EXCHANGE ACT OF 1934

              For the transition period from          to
                                             --------    --------

                        Commission file number 1-11779
                                               -------


                                EDS 401(k) PLAN
                                ---------------
            (formerly known as the EDS DEFERRED COMPENSATION PLAN)
            ------------------------------------------------------
                           (Full title of the plan)

                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                           Plano, Texas  75024-3105
              --------------------------------------------------
              (Name of issuer of the securities held pursuant to
                   the plan and the address of its principal
                              executive offices)

     Registrant's telephone number, including area code:   (972) 604-6000

     Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                        Michael Milton, Controller
                                        Electronic Data Systems Corporation
                                        5400 Legacy Drive
                                        Plano, Texas  75024-3105

                                EDS 401(k) PLAN

                       FINANCIAL STATEMENTS AND EXHIBIT


                               Table of Contents

                                                                                          Page
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     -----------------------------------------------

     Independent Auditors' Report.........................................................   4

     Basic Financial Statements:

          Statements of Net Assets Available for Benefits - December 31, 2000 and 1999....   5

          Statements of Changes in Net Assets Available for Benefits - years ended
            December 31, 2000 and 1999....................................................   6

          Notes to Financial Statements...................................................   7

     Supplemental schedules:

          Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
            December 31, 2000.............................................................  14

          Line 4j- Schedule of Reportable Transactions - For the year ended
            December 31, 2000.............................................................  16

     Other Schedules:

          All other schedules required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
          Act of 1974 are omitted, as they are inapplicable or not required.


(b)  EXHIBIT
     -------

     Exhibit 23  -  Consent of Independent Auditors.......................................  17

                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             EDS 401(k) PLAN
                                             -----------------------------------
                                                        (Name of plan)


                                             Electronic Data Systems Corporation
                                             Plan Administrator


Date:  June 29, 2001                         By:     /S/ MICHAEL MILTON
                                                --------------------------------
                                                Michael Milton, Controller

Independent Auditors' Report


The Trustee
EDS 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dallas, Texas
June 8, 2001

                               EDS 401(k) PLAN
                Statements of Net Assets Available for Benefits
                          December 31, 2000 and 1999



                                                                      2000                  1999
                                                                 --------------        --------------
Assets:
  Investments (note 4):
    Income Fund, primarily at contract value..................   $  204,773,572        $  219,074,023
    Investments in stocks and mutual funds, at
     quoted market prices.....................................    2,157,420,153         2,238,164,341
    Loan Fund, at unpaid principal balance,
     which approximates fair value............................       49,838,350            53,422,093
                                                                 --------------        --------------
        Total assets..........................................    2,412,032,075         2,510,660,457

Contribution receivable.......................................        3,318,757                42,471
                                                                 --------------        --------------
        Net assets available for benefits.....................   $2,415,350,832        $2,510,702,928
                                                                 ==============        ==============


The accompanying notes are an integral part of the financial statements.

                                EDS 401(k) PLAN
          Statements of Changes in Net Assets Available for Benefits
                    Years ended December 31, 2000 and 1999

                                                                  2000                      1999
                                                             --------------            --------------
Additions (deduction) to net assets attributed to:
  Investment income (loss):
    Net appreciation (depreciation) in fair value
     of investments.....................................     $ (324,302,103)           $  283,287,911
    Interest............................................         23,093,145                22,881,861
    Dividends...........................................        179,666,731                99,988,023
                                                             --------------            --------------
         Total investment income (loss).................       (121,542,227)              406,157,795

  Employee contributions................................        223,640,019               252,063,554
  Employer contributions................................         45,132,383                34,447,547
  Net assets transferred from other plans...............         24,972,438                43,484,375
                                                             --------------            --------------
         Total additions................................        172,202,613               736,153,271

Deductions from net assets attributed to:
  Benefits paid and withdrawals.........................       (256,526,731)             (254,650,638)
  Net assets transferred to other plans.................        (11,027,978)              (43,397,918)
                                                             --------------            --------------
         Net increase (decrease)........................        (95,352,096)              438,104,715

Net assets available for benefits at:
  Beginning of year.....................................      2,510,702,928             2,072,598,213
                                                             --------------            --------------
  End of year...........................................     $2,415,350,832            $2,510,702,928
                                                             ==============            ==============

The accompanying notes are an integral part of the financial statements.

                                EDS 401(k) Plan

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(1)  Description of Plan

     The EDS 401(k) Plan (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS", "the Company" and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries which participate in the Plan. The following description of the Plan reflects all Plan amendments as of December 31, 2000 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

     (a)  General

          The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.


          For financial statement purposes, the fair values of assets transferred from or to other plans are reflected as of the dates of transfer.

          The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian, record-keeper and trustee for the Plan. The Vanguard Group of Investment Companies manages 12 of the 14 investment funds of the Plan. The Plan's Investment Committee has responsibility for managing the Income Fund and EDS Stock Fund and for selecting the investment funds available for employee directed investments.

          The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code (IRC), as amended. The Plan is subject to the provisions of Section 404(c) of ERISA. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan allows for 14 active investment funds, 13 of which allow for participant direction of investment:

               Income Fund, which is a fixed income fund;
               EDS Stock Fund, which consists of EDS common stock;
               Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money
                 Market Reserves), a short-term investment fixed income fund;
               Vanguard Federal Money Market Fund, a short-term investment fixed income fund;
               Vanguard Wellington Fund, a stock and bond mutual fund;
               Vanguard Growth and Income Portfolio (Vanguard Growth and
                 Income), a growth and income stock mutual fund;
               Vanguard U.S. Growth Portfolio, a growth stock mutual fund; Vanguard International Growth Portfolio (Vanguard International
                 Growth), a growth stock mutual fund investing in foreign companies;
               Vanguard Explorer Fund, an aggressive growth stock fund;

                                                                     (continued)

               Vanguard Bond Index Fund, an intermediate-term bond fund; Vanguard 500 Index Fund, an index fund based on the Standard &
                 Poor's 500 Composite Stock Price Index;
               Vanguard LifeStrategy Conservative Growth Fund, a conservative mix of stocks, bonds and cash reserves;
               Vanguard LifeStrategy Moderate Growth Fund, a moderate mix of stocks, bonds and cash reserves; and
               Vanguard LifeStrategy Growth Fund, a more aggressive mix of stocks, bonds and cash reserves.

          All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

          In order to preserve any protected benefits, rights or features under any plans which are merged into the EDS 401(k) Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit, right or feature protected under IRC Section 411(d)(6).

     (b)  Contributions

          Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and twenty percent of their total compensation subject to: (1) a maximum annual contribution of $10,500 and $10,000 in 2000 and 1999, respectively,
          (2) a maximum annual eligible compensation of $170,000 per participant beginning January 1, 2000, and (3) IRS limitations imposed to ensure that highly compensated employees do not defer a disproportionate higher percentage of compensation than the non-highly compensated portion of the population. The total annual additions to a participant's individual account may not exceed the lesser of $30,000 or 25% of the participant's total compensation as defined in the Plan. Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. If the participant is enrolled in other Company employee benefit plans sponsored by the Company, the annual additions are subject to other limitation tests.

          A participant may elect to change his/her designated percentage of compensation deferred.

          The Company matches 25% of employee contributions up to 6% of an employee's salary. The matching contributions will be made in EDS stock which is restricted from trade for two-years from the trade date of the matching contribution (see note 7).

          Effective January 1, 2000, participants in the Plan and the Electronic Data Systems Corporation Retirement Plan were eligible to make a PPA Choice Allocation election. The PPA Choice Allocation allows a participant to direct up to 33 percent of their monthly retirement plan credits into the EDS 401(k) Plan. These contributions made by EDS on behalf of the employees are included within employer's contributions, in the accompanying Statement of Changes in Net Assets Available for Benefits, and are invested in accordance with the investment elections made by the individual employees.

     (c)  Withdrawals

          Withdrawals may be made from the Plan in certain circumstances. Hardship withdrawals may be made once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator. A participant may then withdraw an amount equal to but not in excess of the expense of the hardship in

                                                                     (continued)
          accordance with requirements of the IRC. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59 1/2 or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

     (d)  Participant's Individual Account

          The Participant's Individual Account is credited with the salary deferral, rollover and matching contributions, PPA Choice Allocations and the amounts of participant earnings or losses based upon the participants' mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

          The participant determines the percentage of the investment contributed to one or more of the investment funds, as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

     (e)  Vesting

          Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service and in 20% increments for each year of service thereafter. PPA Choice Allocation contributions vest 100% following 5 years of credited service. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2000 and 1999, total forfeitures used to offset Company contributions were $1,351,166 and $698,963.

     (f)  Payments of Benefits

          On separation of service, age 59 1/2, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or in the form of a joint and survivor 50% non-transferable annuity contract purchased on his/her behalf from an insurance company. With spousal consent a participant may elect a lump sum distribution or periodic payments in monthly, quarterly, or semi-annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

     (g)  Loans

          Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon termination of employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. The Plan allows no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. At December 31, 2000 and 1999, the interest rate on new loans was 8.75% and 8.25%, respectively.

                                                                     (continued)

     (h)  Net Assets Transferred From (To) Other Plans

          The fair value of assets transferred from or to other plans is reflected as of the dates of transfer. These transfers relate to the transition of employees to or from EDS during the year.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The accompanying financial statements are prepared on the accrual basis of accounting.

     (b)  Investments

          The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies, which are stated at contract value, which approximates fair value. The average cost method is used to calculate gains and losses on the sale of investments. Purchases and sales of investments are recorded on a trade date basis. Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value.

     (c)  Investment Income

          Income from investments is recorded as it is earned. Dividends are recorded on the ex-dividend date.

     (d)  Benefits

          Benefits are recorded when paid.

     (e)  Use of Estimates

          The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

     (f)  New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

          SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan Financial statements would be immaterial.

(3)  Plan Termination

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of the Company's Board of Directors subject to the provisions of ERISA.

                                                                     (continued)

(4)  Investments

     The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the Plan Administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

     The following table presents the fair value/contract value of the Plan's investments at December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                   2000                                       1999
                                                  -------------------------------------      ------------------------------------
                                                  Number of shares        Fair value/        Number of shares       Fair value/
                                                      or units           contract value          or units          contract value
                                                  -----------------      --------------      ----------------      --------------
Income Fund (1)...................................               --      $  204,773,572                   --       $  219,074,023
EDS Stock Fund (1) (2)............................       19,762,432         485,167,718           16,460,689          467,977,385
Vanguard Wellington Fund (1)......................       13,493,966         380,664,774           14,835,542          414,801,747
Vanguard U.S. Growth Portfolio(1).................       14,172,339         391,865,170           10,757,262          468,263,611
Vanguard International Growth (1).................        7,325,421         138,230,685            6,509,036          146,388,219
Vanguard Growth and Income (1)....................       10,383,337         332,889,780           10,206,663          378,463,065
Vanguard Explorer Fund (1)........................        2,104,128         126,437,026            1,047,512           71,880,250
Vanguard Bond Index Fund..........................        2,909,247          28,976,098            2,795,447           26,724,471
Vanguard Money Market Reserves (1)................      100,962,176         100,962,176          125,984,320          125,984,320
Vanguard 500 Index Fund...........................          926,486         112,901,611              711,993           96,354,033
Vanguard Federal Money Market Fund................        1,293,104           1,293,104            2,223,771            2,223,771
Vanguard LifeStrategy Conservative Growth Fund....          421,499           6,196,032              249,965            3,774,474
Vanguard LifeStrategy Growth Fund.................        1,368,343          26,805,842              892,875           19,116,452
Vanguard LifeStrategy Moderate Growth Fund........        1,451,864          25,030,137              891,779           16,212,543
Loan Fund.........................................               --          49,838,350                   --           53,422,093
                                                                         --------------                            --------------
                                                                         $2,412,032,075                            $2,510,660,457
                                                                         ==============                            ==============

(1)  Represents 5% or more of Plan assets.
(2)  A portion of this fund consists of nonparticipant-directed investments. See note 7.
(3) 11,833 and 14,051 loans in 2000 and 1999, respectively, loans outstanding from $1 to $50,000 and $1 to $49,663 in 2000 and 1999, respectively, with interest rates from 8.75% to 12.00% and 6.00% to 12.00% in 2000 and 1999, respectively

                                                                     (continued)

        Description of investment                      2000                        1999
----------------------------------------    -------------------------    -------------------------
                                            Crediting rate    Average    Crediting rate    Average
          Identity of party                  of interest       Yield      of interest       Yield
----------------------------------------    --------------    -------    --------------    -------
Income Fund:
 Managed synthetic investment contracts:
   AIG Financial products #129863                6.87%           6%          6.33%            6%
   AIG Financial products #210411                5.09%           6%          5.29%            6%
   Cassie des Depots et Consignations:
    #338-01                                      6.23%           6%          6.23%            6%
    #338-02                                      5.96%           6%          5.96%            6%
    #338-03                                      5.58%           6%          5.58%            6%
    #1138-01                                     7.36%           6%          7.36%            6%
    #1138-02                                     6.65%           6%          6.65%            6%
    NatWest Bank #212MA                          6.73%           6%          6.73%            6%
    RaboBank #089501                             6.20%           6%          6.20%            6%
    RaboBank #069701                             6.58%           6%          6.58%            6%
    RaboBank #039901                             5.82%           6%          5.82%            6%
    State Street Bank #95004                     6.03%           6%          6.03%            6%
    State Street Bank #99005                     5.47%           6%          5.47%            6%
    Union Bank of Switzerland #2081              6.95%           6%          6.95%            6%
    Union Bank of Switzerland #2107              6.32%           6%          6.32%            6%
    West Deutsche LB #079                        6.18%           6%          6.18%            6%
    West Deutsche LB #4007                       6.56%           6%          6.56%            6%
    Wrap agreements                           Various            6%       Various             6%

     The Income Fund invests in managed structured investment contracts. Under these arrangements, the Plan enters into a benefit-responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and interest. The fair value of the fixed income securities at December 31, 2000 and 1999 is $206,068,494 and $216,346,781, respectively.

(5)  Related Party Transactions

     As stated previously in note 1, the EDS Stock Fund consists of EDS common stock. Additionally, the Vanguard Investment Funds consist of investments in various Vanguard managed mutual funds.

(6)  Income Tax Status

     The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter to allow for investments in the EDS Stock Fund, the employer match, changes to comply with legislative requirements and other amendments. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(7)  Nonparticipant-directed Investments

     EDS stock contributions made in-kind as an employer match are subject to certain restrictions. At such time that the EDS stock contributions are no longer subject to any restrictions, the participants then direct the investment of such investments. Information about the net assets and the significant components of the changes in net assets relating to the portion of the EDS stock Fund which is not participant directed is set forth below.


                                                       Year ended December 31,
                                                      -------------------------
                                                          2000          1999
                                                      -----------    ----------
Net assets - beginning of year....................    $62,845,523    18,539,243
Changes in net assets:
 Contributions....................................     34,710,914    35,008,198
 Dividends........................................        728,048       427,766
 Net appreciation (depreciation)..................     (7,128,762)   13,754,625
 Benefits paid to participants....................     (5,039,006)   (3,325,283)
 Transfers to participant-directed investments....     (1,769,545)   (1,559,026)
                                                      -----------    ----------
Net assets - end of year..........................    $84,347,172    62,845,523
                                                      ===========    ==========

                                                                      Schedule 1

                                EDS 401(k) PLAN
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                               December 31, 2000

                  Description of investment
-------------------------------------------------------------                 Number of
                                                     Maturity     Rate of     shares or        Current
               Identity of party                       date      interest       units           value
------------------------------------------------    ---------    --------    -----------    --------------
Income Fund:
  Managed synthetic investment contracts:
    AIG Financial products #129863                         --       6.87%             --    $   19,737,400
    AIG Financial products #210411                    9/30/01       5.09%             --        10,905,683
    Cassie des Depots et Consignations:
      #338-01                                         7/31/02       6.23%             --         3,891,813
      #338-02                                        12/31/02       5.96%             --         5,301,487
      #338-03                                         1/15/05       6.65%             --         5,946,326
      #338-04FA                                       1/15/05       6.19%             --         5,013,312
      NatWest Bank #212MA                             9/30/04       6.77%             --        13,113,842
      RaboBank #089501                                     --       6.57%             --        15,156,915
      RaboBank #120001                                6/30/05       6.13%             --         4,324,739
      RaboBank #039901                               12/31/03       5.77%             --         5,921,608
      State Street Bank #95004                             --       6.64%             --        13,246,766
      State Street Bank #99005                        3/31/01       5.53%             --         5,458,223
      Union Bank of Switzerland #2081                 6/30/03       6.96%             --        32,957,688
      Union Bank of Switzerland #2107                      --       6.71%             --        15,983,254
      West Deutsche LB #079                                --       6.76%             --        18,916,550
      West Deutsche LB #4007                          6/30/04       6.50%             --        16,471,847
      Wrap agreements                                      --    Various              --        (1,294,922)
  Vanguard Money Market Reserves -
    Prime Portfolio (no guaranteed rate) (1)               --         --              --        13,888,835
  Income Fund payables                                     --         --                          (167,794)
                                                                                            --------------
             Total Income Fund                                                                 204,773,572
                                                                                            --------------
EDS Stock Fund*(2)                                         --         --      19,762,432       485,167,718

Vanguard/Wellington Fund*                                  --         --      13,493,966       380,664,774

Vanguard U.S. Growth Portfolio*                            --         --      14,172,339       391,865,170

Vanguard International Growth Portfolio*                   --         --       7,325,421       138,230,685

Vanguard Growth and Income Portfolio*                      --         --      10,383,337       332,889,780

Vanguard Explorer Fund*                                    --         --       2,104,128       126,437,026

Vanguard Bond Index Fund*                                  --         --       2,909,247        28,976,098

Vanguard Money Market Reserves -
    Prime Portfolio*                                       --         --     100,962,176       100,962,176

Vanguard 500 Index Fund*                                   --         --         926,486       112,901,611

Vanguard Federal Money Market Fund*                        --         --       1,293,104         1,293,104

Vanguard LifeStrategy Conservative Growth Fund*            --         --         421,499         6,196,032

Vanguard LifeStrategy Growth Fund*                         --         --       1,368,343        26,805,842

Vanguard LifeStrategy Moderate Growth Fund*                --         --       1,451,864        25,030,137

Loan Fund*                                                 --         --              --        49,838,350
                                                                                            --------------
             Total assets held for
              investment purposes                                                           $2,412,032,075
                                                                                            ==============

(1) The interest rate was 7% at December 31, 2000.

(2) The cost basis of nonparticipant-directed investment is $74,943,864.

* Party-in-interest

See accompanying independent auditors' report.

                                                                      Schedule 2

                                EDS 401(k) PLAN

                 Line 4j - Schedule of Reportable Transactions

                     For the year ended December 31, 2000

                                                                                                              Current
                                                                                                             value of
                                                                                                             asset on
                          Description          Number of        Purchase        Selling        Cost of      transaction
Identity of party          of asset           transactions       price           price          asset          date        Net gain
-----------------    ---------------------    ------------    ------------    -----------    -----------    -----------   ----------
EDS                  Company Stock Fund:
                       EDS Stock Fund (EDS
                        common stock)                  326    $287,712,116             --    287,712,116    287,712,116           --
                       EDS Stock Fund (EDS
                        common stock)                  246    $         --    232,230,189    200,437,201    232,230,189   31,792,988

See accompanying independent auditors' report.